July 29, 2013

Mr. Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryerson Inc.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-189642)

Dear Mr. Dobbie:

On behalf of Ryerson Inc. and Joseph T. Ryerson & Son, Inc. (together, the “Issuers”), set forth below are the Issuers’ responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on July 17, 2013 (the “Registration Statement”) in respect of the offer to exchange (the “Exchange Offer”) up to $600,000,000 in aggregate principal amount of the Issuers’ registered 9% Senior Secured Notes due 2017 for outstanding unregistered 9% Senior Secured Notes due 2017 and up to $300,000,000 in aggregate principal amount of the Issuers’ registered 11 1/4% Senior Notes due 2018 for outstanding unregistered 11 1/4% Senior Notes due 2018, contained in your letter dated July 24, 2013 to Michael C. Arnold, Chief Executive Officer and President of Ryerson Inc. On behalf of the Issuers, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect any changes.

Certain United States Federal Tax Considerations, page 176

1.	Comment: Please remove the word “certain” from the heading and clarify that this section discloses all material U.S. Federal tax consequences.

Response: The Issuers have revised the Registration Statement on page 176 to comply with the Staff’s comment.

2.	Comment: Please clarify that the disclosure in this section is counsel’s opinion. Similarly, please have counsel revise Exhibit 5.1 to clearly state that the disclosure in this section of the registration statement is counsel’s opinion.

Response: The Issuers have revised the Registration Statement on page 176 to clarify that the disclosure in such section is counsel’s opinion. Exhibit 5.1 has also been revised to comply with the Staff’s comment.

Mr. Justin Dobbie

United States Securities and Exchange Commission

July 29, 2013

Exhibit 5.1

Comment: We note that counsel’s opinion is limited to the laws of the State of New York, the Delaware General Corporation Law and the Federal laws of the United States. We also note that three of the subsidiary guarantors are incorporated or organized in Pennsylvania and that one is incorporated in Wisconsin. Please have counsel revise its opinion so that it also covers the laws of Pennsylvania and Wisconsin or file separate opinions.

Response: The Issuers acknowledge the Staff’s comment. Exhibit 5.1 has been revised to comply with the Staff’s comment. For purposes of the opinion set forth on Exhibit 5.1, counsel to the Issuers have considered the laws of the State of New York, the Delaware General Corporation Law, the laws of the State of Wisconsin, the laws of the Commonwealth of Pennsylvania and the Federal laws of the United States.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update other information. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President
Cristopher Greer, Esq.